

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2011

<u>Via U.S. Mail</u>
Alliance Petroleum Corporation
c/o State Agent & Transfer Syndicate, Inc.
112 North Curry Street
Carson City, NV 89703

      Re: Alliance Petroleum Corporation
             Amendment No. 4 to Registration Statement on Form S-1
             Filed August 31, 2011
             File No. 333-172114

Dear Sir or Madam:

      We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 4 to Registration Statement on Form S-1</u>

<u>General</u>

1.   Please update your page references throughout your filing. For example, and without limitation, you indicate on your prospectus cover page that your Risk Factors section begins on page 5. However, such section begins on page 6.

2.   We note your response to prior comment 5 in our letter dated August 9, 2011, and reissue such comment in part. Please revise your disclosure throughout your filing to provide consistent disclosure regarding your use of proceeds, and to otherwise clarify throughout your filing your use of proceeds. For example, and without limitation, you state at page 4 that the $100,000 you plan to raise in this offering will not be applied to the exploration activities identified in your 12-month plan of operation on page 28. However, your plan of operation is not set forth on page 28. In addition, your disclosure at page 31 suggests that your 12-month plan of operation includes phase I of your exploration plan. Based on your disclosure on page 31, such plan includes "initial ground geophysics" at a cost of $15,000. If such amount is the same as the "geological surveys" that you reference in your use of proceeds table, please tell us why you state at page 4 that the $100,000 you plan to raise in the offering will not be applied to your exploration activities in your 12-month plan of operation.

Risk Factors, page 6

We require a significant amount of capital for our operations…, page 7

3.   We note your disclosure at page 7 that your current cash and the funds that you anticipate receiving from the sale of your 500,000 shares in this offering will be sufficient to complete the first phase of any initial exploration program of any property claim, including that of the Property. However, this does not appear to be consistent with your disclosure at page 31 that you will require additional funding of $26,000 to proceed with phase I. In that regard, we also note that your use of proceeds table does not cover each of the elements of phase I that are described on page 31. Please advise or revise.

Description of Securities, page 20

4.   Please explain your reference at page 21 to Omega Water Corp.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 29

Liquidity and Capital Resources, page 33

5.   Please clarify in this section, if true, that you will not be able to complete your 12-month plan of operation (including your proposed exploration plan during such 12-month period) solely with the funds from this offering, and that you will need to obtain additional funds from other sources.

Financial Statements for the period ended June 30 , 2011 (unaudited)

Statements of Cash Flows, page F-14

6.   Please review the totals you present for 'Cash used for investing activities.' These totals do not equate to the cash outflow for the mineral lease option of $4,000.

Exhibits

7.   We note the last consent you filed from your independent accountant was dated June 13, 2011. Please obtain and file an updated consent from your independent accountant. Note that a new consent or acknowledgement letter is required:

- Whenever any change, other than typographical, is made to the financial statements;

- For an amendment if there have been intervening events since the prior filing that are material to the company; and

- Prior to the effectiveness of a registration statement if an extended period of time passes since the last filing. An extended time is generally any period which is more than 30 days.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Mark Shannon at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Thomas E. Puzzo
(206) 260-0111